

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

<u>Via E-mail</u>
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

>   **Re: MedEquities Realty Trust, Inc.**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted June 15, 2015**
>   **CIK No. 0001616314**

Dear Mr. McRoberts:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 3 to Form S-11 filed confidentially June 15, 2015

Financial Statement Schedules

Schedule IV, page F-50

1.   We note your response to prior comment 8 and the provided Schedules III and IV. Please provide for us a reconciliation of the carrying amount of mortgages provided and the amount of mortgage notes receivable, net as disclosed on your consolidated balance sheets. In addition, please disclose the aggregate cost for Federal income tax purposes for your mortgage notes receivable in accordance with endnote 8 to Rule 12-29 of Regulation S-X.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director

cc: David P. Slotkin, Esq.
        Morrison & Foerster LLP